UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C.  20549

                             SCHEDULE 13G

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 1)

                         Neotherapeutics, Inc.
                           (Name of issuer)

                           Common Stock
                   (Title of Class of Securities)

                             640656104
                          (Cusip Number)

                         December 31, 2001
      (Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      X Rule 13d-1(b)
      X Rule 13d-1(c)
        Rule 13d-1(d)

CUSIP No. 640656104
____________________________________________________________________
1. Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)
   SUMMIT CAPITAL MANAGEMENT, LLC (#91-1723315)

2. Check the Appropriate Box if a Member of a Group

   (a)
   (b)

3. SEC Use Only ____________________________________________________


4. Citizenship or Place of Organization - WASHINGTON STATE


Number of      5. Sole Voting Power                 0.
Shares
Beneficially   6. Shared Voting Power       1,499,900.
Owned by Each
Reporting      7. Sole Dispositive Power            0.
Person With:
               8. Shared Dispositive Power  1,499,900.


   9. Aggregate Amount Beneficially Owned by Each Reporting Person

      1,499,900

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _____________________________________________

  11. Percent of Class Represented by Amount in Row (9)    6.4%

  12. Type of Reporting Person (See Instructions)            IA


Item 1.

    (a)  Name of Issuer
         Neotherapeutics, Inc.

    (b)  Address of Issuer's Principal Executive Offices
         157 Technology Drive, Suite J-821
         Irvine, CA  92618

Item 2.

(a) Name of Person Filing
    (a) SUMMIT CAPITAL MANAGEMENT, LLC; (b) SUMMIT CAPITAL PARTNERS, LP and (c) JOHN C. RUDOLF, INDIVIDUAL.

(b) Address of Principal Business Office or, if none, Residence
    601 UNION STREET, SUITE 3900
    SEATTLE, WA 98101

(c) Citizenship
    WASHINGTON STATE

(d) Title of Class of Securities
    COMMON STOCK

(e) CUSIP Number
    640656104

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
        (c), check whether the person filing is a:

(a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
       78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) X  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)    Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a) Amount beneficially owned:     1,499,900.

  (b) Percentage of class:           6.4%.

  (c) Number of shares as to which person has:

    (i)   Sole power to vote or direct the vote: __0__(c).
    (ii)  Shared power to vote or direct the vote: __1,499,900__(a,c).
    (iii) Sole power to dispose or to direct the disposition of: __0__(c).
(iv) Shared power to dispose or to direct the disposition of: 1,499,900(a,c).

  Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5. Ownership of Five Percent of Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ____.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employees benefit plan, pension fund or endowment fund is not required.
         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
         N/A

Item 8.  Identification and Classification of Members of the Group

  If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.
         N/A

Item 9.  Notice of Dissolution of Group

  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transaction sin the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
         N/A

Item 10.  Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          February 13, 2002
                                Date

                           John C. Rudolf
                              Signature

                      John C. Rudolf, Individually and as President of
                      Summit Capital Mangagement, LLC on its own behalf and as General Partner for Summit Capital Partners, LP.
                              Name/Title

  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


CUSIP No.    640656104

1. Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)
   SUMMIT CAPITAL PARTNERS, LP (#13-3198243)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) _______________________________________________________________

(b) _______________________________________________________________


3. SEC Use Only _______________________________________________________


4. Citizenship or Place of Organization - WASHINGTON STATE


Number of      5. Sole Voting Power                 0.
Shares
Beneficially   6. Shared Voting Power               0.
Owned by Each
Reporting      7. Sole Dispositive Power            0.
Person With:
               8. Shared Dispositive Power          0.


   9. Aggregate Amount Beneficially Owned by Each Reporting Person

      1,462,900

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _________________________________________________

  11. Percent of Class Represented by Amount in Row (9)    6.2%

  12. Type of Reporting Person (See Instructions)          PN


CUSIP No.    640656104


1. Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only)
   JOHN C. RUDOLF

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) _______________________________________________________________

(b) _______________________________________________________________


3. SEC Use Only _______________________________________________________


4. Citizenship or Place of Organization - WASHINGTON STATE


Number of      5. Sole Voting Power                     0.
Shares
Beneficially   6. Shared Voting Power           1,499,900.
Owned by Each
Reporting      7. Sole Dispositive Power                0.
Person With:
               8. Shared Dispositive Power      1,499,900.


   9. Aggregate Amount Beneficially Owned by Each Reporting Person

      1,499,900.

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _________________________________________________

  11. Percent of Class Represented by Amount in Row (9)    6.4%

  12. Type of Reporting Person (See Instructions)          IN


     JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)1

     This agreement is made pursuant to Rule 13d-1(k)1 under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by
     Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

     Dated: October 23, 2001



     John C. Rudolf, President
     Summit Capital Management, LLC



     John C. Rudolf, Individual



     John C. Rudolf, Managing Member
     Summit Capital Management, LLC, the General Partner of
     Summit Capital Partners, LP